                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          America West Airlines, Inc.
                        -------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value
                   Warrants to Purchase Class B Common Stock
                        -------------------------------
                         (Title of Class of Securities)

                                  023650 302
                                  023650 203
                                  023650 112
                              ------------------
                                (CUSIP Numbers)


                              Charles T. Goolsbee
                  Executive Vice President - Corporate Affairs
                           Continental Airlines, Inc.
                         2929 Allen Parkway, Suite 2010
                              Houston, Texas 77019
                                 (212) 834-5000
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 25, 1994
                            ------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement  [X].

                                  SCHEDULE 13D

CUSIP Nos. 023650 302, 023650 203, 023650 112

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Continental Airlines, Inc.
     74-2099724

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

- -------------------------------------------------------------------------------
                  7             SOLE VOTING POWER

                  CLASS A COMMON STOCK             325,505
                  CLASS B COMMON STOCK           2,311,094
                  WARRANTS                         802,860

 NUMBER OF
  SHARES      -----------------------------------------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY
  EACH            CLASS A COMMON STOCK           1,200,000
                  CLASS B COMMON STOCK          14,501,967
                  WARRANTS                       4,897,538

              -----------------------------------------------------------------
REPORTING         9  SOLE DISPOSITIVE POWER
 PERSON
  WITH            CLASS A COMMON STOCK             325,505
                  CLASS B COMMON STOCK           2,311,094
                  WARRANTS                         802,860

              -----------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                  CLASS A COMMON STOCK           1,200,000
                  CLASS B COMMON STOCK          14,501,967
                  WARRANTS                       4,897,538

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  CLASS A COMMON STOCK           1,200,000
                  CLASS B COMMON STOCK          14,501,967
                  WARRANTS                       4,897,538

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  CLASS A COMMON STOCK                100%
                  CLASS B COMMON STOCK               29.7%
                  WARRANTS                           47.2%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

Item 1.  Security and Issuer.

     The securities to which this statement relates are the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034. Pursuant to a Plan of Reorganization (the "Plan") which was confirmed by the United States Bankruptcy Court for the District of Arizona (the "Bankruptcy Court") on August 10, 1994 and which became effective on August 25, 1994 (the "Effective Date"), the Company has emerged from bankruptcy and is no longer operating as a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code.


Item 2.  Identity and Background.

     This Schedule 13D is filed by Continental Airlines, Inc. ("Continental"). Continental is a Delaware corporation, whose principal executive offices are located at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Continental is a United States air carrier engaged in the business of transporting passengers, cargo and mail.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director of Continental, (ii) each person controlling Continental and (iii) each executive officer and director of such controlling person.

     The executive officers of Continental are: Sam E. Ashmore (Senior Vice President - Civil and Airport Affairs), Gordon M. Bethune (President and Chief Operating Officer), Donald J. Breeding (President and Chief Operating Officer, Continental Micronesia), D. Sam Coats (Senior Vice President - Customer Service), Jonathan Ornstein (President, Continental Express), William S. Diffenderffer (President, System One), Daniel P. Garton (Senior Vice President and Chief Financial Officer), Charles T. Goolsbee (Executive Vice President - Corporate Affairs), Robert R. Ferguson, III (Vice Chairman and Chief Executive Officer and also a director), Thomas Kalil (Senior Vice President - A/P Service), David A. Loeser (Senior Vice President - Human Resources), John E. Luth (Senior Vice President - Continental Lite), Clarence McLean (Senior Vice President - Operations), Barry P. Simon (Senior Vice President - International Widebody Fleet), Donald G. Valentine (Senior Vice President - Marketing and Sales). The directors of Continental are: David Bonderman, Joel H. Cowan, Patrick Foley, Rowland C. Frazee, C.C., Robert R. Ferguson, III, Hollis L. Harris, Robert L. Lumpkins, Douglas McCorkindale, David E. Mitchell, O.C., Richard W. Pogue, William Price, Donald L. Sturm, Claude I. Taylor, O.C., Jack
T. Trotter, and Karen Hastie Williams, each of whom is a natural person.

     Sam E. Ashmore has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Civil and Airport

Affairs of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Ashmore is a citizen of the United States.

     Gordon M. Bethune has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President and Chief Operating Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Bethune is a citizen of the United States.

     Donald J. Breeding has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President and Chief Operating Officer of Continental Micronesia, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Breeding is a citizen of the United States.

     D. Sam Coats has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Customer Service of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Coats is a citizen of the United States.

     Jonathan Ornstein has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President of Continental Express, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Ornstein is a citizen of the United States.

     William S. Diffenderffer has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as President of System One, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Diffenderffer is a citizen of the United States.

     Daniel P. Garton has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President and Chief Financial Officer of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Garton is a citizen of the United States.

     Charles T. Goolsbee has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Executive Vice President - Corporate Affairs of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Goolsbee is a citizen of the United States.

     Robert R. Ferguson, III has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Vice Chairman, Chief Executive Officer and director of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Ferguson is a citizen of the United States.

     Thomas Kalil has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - A/P Service of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Kalil is a citizen of the United States.

     David A. Loeser has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Human Resources of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Loeser is a citizen of the United States.

     John E. Luth has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Continental Lite of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Luth is a citizen of the United States.

     Clarence McLean has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Operations of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. McLean is a citizen of the United States.

     Barry P. Simon has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - International Widebody Fleet of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Simon is a citizen of the United States.

     Donald G. Valentine has his principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. His principal occupation is as Senior Vice President - Marketing and Sales of Continental, which has its principal business address at 2929 Allen Parkway, Suite 2010, Houston, Texas 77019. Mr. Valentine is a citizen of the United States.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman is a citizen of the United States.

     Joel H. Cowan has his principal business address at 781 Marietta Street, Atlanta, Georgia 30318. His principal occupation is as President of Cowan & Associates, which has its business address at 781 Marietta Street, Atlanta, Georgia 30318. Mr. Cowan is a citizen of the United States.

     Patrick Foley has his business address at 333 Twin Dolphin Drive, Redwood City, California 94065. His principal occupation is as Chairman of the Board, President and Chief Executive Officer of DHL Airways, Inc., which has its principal business address at 333 Twin Dolphin Drive, Redwood City, California 94065. Mr. Foley is a citizen of the United States.

     Rowland C. Frazee, C.C. has his business address at Royal Bank of Canada, 1 Place Villa Marie, 3rd Floor, Montreal Quebec Canada H3B 4A7. He is retired. Mr. Frazee is a citizen of Canada.

     Hollis L. Harris has his business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 1400, Postal Station, Saint-Laurent, Canada H4Y 1H4. His principal occupation is as Chairman of the Board, President and Chief Executive Officer of Air Canada, which has its principal business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. Mr. Harris is a citizen of the United States.

     Robert L. Lumpkins has his business address at P. O. Box 5724, Minneapolis, Minnesota 55440-5724. His principal occupation is as Senior Vice President, Chief Financial Officer and Director of Cargill, Inc., which has its business address at P. O. Box 5724, Minneapolis, Minnesota 55440-5724. Mr. Lumpkins is a citizen of the United States.

     Douglas McCorkindale has his principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. His principal occupation is as Vice Chairman, Director and Chief Financial and Administrative Officer of Gannett Co., Inc., which has its principal business address at 1100 Wilson Boulevard, Arlington, Virginia 22234. Mr. McCorkindale is a citizen of the United States.

     David E. Mitchell, O.C. has his business address at Suite 3900, 421 7th Avenue Southwest, Calgary, Alberta, Canada T2P 4K9. His principal occupation is as Chairman of Alberta Energy Company, Ltd., which has its business address at Suite 3900, 421 7th Avenue Southwest, Calgary, Alberta, Canada T2P 4K9. Mr. Mitchell is a citizen of Canada.

     Richard W. Pogue has his business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. His principal occupation is with Dix & Eaton which has its business address at 1301 East 9th Street, Suite 1300, Cleveland, Ohio 44114. Mr. Pogue is a citizen of the United States.

     William Price has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. His principal occupation is as a director and Vice President of TPG Advisors, which has its business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Price is a citizen of the United States.

     Donald L. Sturm has his business address at 3033 East 1st Avenue, Denver, Colorado 80206. His principal occupation is as Chairman of the Board and Chief Executive Officer of The Bank of Cherry Creek, which has its business address at 3033 East 1st Avenue, Denver, Colorado 80206. Mr. Sturm is a citizen of the United States.

     Claude I. Taylor, O.C. has his principal business address at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada

H4Y 1H4. His principal occupation is as Chairman Emeritus of Air Canada, which has its business address at Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. Mr. Taylor is a citizen of Canada.

     Jack T. Trotter has his business address at 1000 Louisiana, Suite 3600, Houston, Texas 77002. His principal occupation is as an attorney. Mr. Trotter is a citizen of the United States.

     Karen Hastie Williams has her business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Her principal occupation is as Partner of Crowell & Mooring, which has its business address at 1001 Pennsylvania Avenue, N.W., Suite 1100, Washington, D.C. 20004. Ms. Williams is a citizen of the United States.

     Air Partners, L.P. and Air Canada could be deemed to be controlling persons of Continental.

     Air Partners, L.P. is a Texas limited partnership whose principal executive offices are located at 201 Main Street, Suite 2420, Fort Worth, Texas 76102.
Air Partners, L.P. is a limited partnership formed to invest in the securities of Continental.

     Pursuant to General Instruction "C" for Schedule 13D, set forth below is certain information concerning (i) the general partners of Air Partners, L.P.,
(ii) the general partners of the general partners of Air Partners, L.P. and
(iii) each person controlling each such general partner.

     The general partners of Air Partners, L.P. are Air II General, Inc. and 1992 Air GP. The general partners of 1992 Air GP are 1992 Air, Inc. and Air Saipan, Inc.

     David Bonderman is the majority shareholder of Air II General, Inc. and 1992 Air, Inc. Information regarding Mr. Bonderman is set forth above.

     Larry L. Hillblom is the sole shareholder of Air Saipan, Inc. Mr. Hillblom has his business address at One Post Street, Suite 2450, San Francisco, California 94104. His principal occupation is as a private investor. Mr. Hillblom is a citizen of the United States.

     No other person controls Air Partners, L.P., Air II General, Inc., 1992 Air GP, 1992 Air, Inc. or Air Saipan, Inc.

     Air Canada is a Canadian corporation whose principal executive offices are located at Air Canada Center, Montreal International Airport (Dorval), P.O. Box 1400, Postal Station, St. Laurent, Canada H4Y 1H4. Air Canada is a Canadian air carrier engaged in the business of transporting passengers, cargo and mail.

     Pursuant to General Instructions "C" for Schedule 13D, set forth below is certain information concerning (i) each executive officer and director of Air Canada, (ii) each person controlling Air Canada, (iii) each executive officer and director of such controlling person.

     The executive officers of Air Canada are: Hollis L. Harris (Chairman, President and Chief Executive Officer), Jean-Jacques Bourgeault (Executive Vice President and Chief Operating Officer), Lamar Durrett (Executive Vice President, Technical Operations and Corporate Services), Paul E. Brotto (Vice President, Financial Planning and Controller), John Dickie (Vice President, Technical Operations), L. Cameron DesBois, Q.C. (Vice President and General Counsel), Paul
R. Garratt (Vice President, Human Resources), Allen B. Graham (Vice President, Customer Service), Egon Koch (Vice President, International-Europe), Paul Letourneau, Q.C. (Secretary of the Company), G. Ross MacCormack (Vice President, Corporate Strategy), B. Wayne MacLellan (Vice President, Flight Operations), R.A. (Sandy) Morrison (Vice President, Corporate Communications, Government and Industry Relations), M. Robert Peterson (Vice President, Finance and Chief Financial Officer), Douglas D. Port (Vice President, Passenger Marketing and Sales) and H. Alan Thompson (Vice President, Corporate Affairs and Passenger Sales - B.C., Alberta and Pacific Rim). The directors of Air Canada are: Hon.
W. David Angus, Q.C., J.V. Raymond Cyr, O.C., John F. Fraser, O.C., David A. Ganong, Hollis L. Harris, William James, Fernand Lalonde, Q.C., Gordon F. MacFarlane, David E. Mitchell, O.C., Paul D. Mitchell, Claude I. Taylor, O.C. and Louise Brais Vaillancourt, C.M.

     Each of the executive officers has as his or her principal business address Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4 and his or her principal occupation is as indicated above with Air Canada at the same address. All of the executive officers are citizens of Canada, except for Messrs. Harris, Durrett and Koch, who are citizens of the United States.

     Hon. W. David Angus, Q.C. has his business address at 1144 Rene Boulevard, Room 3603, Montreal Quebec, Canada H3B 3V2. His principal occupation is as Senior Partner of Stikeman, Elliot, which has its business address at 1144 Rene Boulevard, Room 3603, Montreal Quebec, Canada H3B 3V2. Mr. Angus is a citizen of Canada.

     J.V. Raymond Cyr, O.C. has his principal business address at 1050 Beaver Hall Hill, 19th Floor, Montreal, Canada H2Z 1S4. His principal business occupation is as Chairman of the Board of Bell Canada, which has its business address at 1050 Beaver Hall Hill, 19th Floor, Montreal, Canada H2Z 1S4. Mr. Cyr is a citizen of Canada.

     John F. Fraser, O.C. has his business address at One Lombard Place, Suite 1600, Winnipeg, Manitoba Canada R3B 0X3. His principal occupation is as Chairman of the Board of Federal Industries Ltd., which has its business address at One Lombard Place, Suite 1600, Winnipeg, Manitoba Canada R3B 0X3. Mr. Fraser is a citizen of Canada.

     David A. Ganong has his business address at One Chocolate Drive, St. Stephen, New Brunswick, Canada E3L 2X5. His principal occupation is as President of Ganong Bros. Limited, which has its business address at One Chocolate Drive, St. Stephen, New Brunswick, Canada E3L 2X5. Mr. Ganong is a citizen of Canada.

     Information regarding Hollis L. Harris is set forth above.

     William James has his business address at 150 York Street, Suite 1508, Toronto, Ontario, Canada M5H 3S5. His principal occupation is as President and Chief Executive Officer of Denison Mines Limited, which has its business address at 150 York Street, Suite 1508, Toronto, Ontario, Canada M5H 3S5. Mr. James is a citizen of Canada.

     Fernand Lalonde, Q.C. has his business address at One Place Ville-Marie, Montreal, Quebec, Canada H3B 3N2. His principal occupation is as Partner of Ahern, Lalonde, Nuss Drymer, which has its business address at One Place Ville-Marie, Montreal, Quebec, Canada H3B 3N2. Mr. Lalonde is a citizen of Canada.

     Gordon F. MacFarlane has his business address at 3777 Kingsway, 21st Floor, Burnaby, British Columbia, Canada V5H 3Z7. His principal occupation is as Director of BC TELECOM Inc., which has its business address at 3777 Kingsway, 21st Floor, Burnaby, British Columbia, Canada V5H 3Z7. Mr. MacFarlane is a citizen of Canada.

     Information regarding David E. Mitchell, O.C. is set forth above.

     Paul D. Mitchell has his business address at 890 Woodlawn Road West, Guelph, Ontario, Canada N1K 1A5. His principal occupation is as President and Chief Executive Officer of McNeil Consumer Products Company, which has its business address at 890 Woodlawn Road West, Guelph, Ontario, Canada N1K 1A5. Mr. Mitchell is a citizen of Canada.

     Information regarding Claude I. Taylor, O.C. is set forth above.

     Louise Brais Vaillancourt, C.M. has her business address at Montreal International Airport (Dorval), P.O. Box 14000, Postal Station, Saint-Laurent, Canada H4Y 1H4. Her principal occupation is as a corporate director. Ms. Vaillancourt is a citizen of Canada.

     No other person controls Continental.

     During the last five years, none of Continental, its executive officers or directors and, to the best knowledge of Continental, none of the executive officers, directors or controlling persons of Air Partners, L.P. or Air Canada has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of Continental, its executive officers or directors and, to the best knowledge of Continental, none of the executive officers, directors or controlling persons of Air Partners, L.P. or Air Canada has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required by Continental to purchase the Class A Common, the Class B Common and the Warrants from the Company was $18,771,001. All funds used by Continental to purchase the Class A Common, the Class B Common and the Warrants were obtained from the working capital of Continental and no part of the purchase price for the Class A Common, Class B Common or Warrants consisted of borrowed funds.


Item 4.  Purpose of Transaction.

     The purpose of the purchase of the Class A Common, Class B Common and Warrants by Continental is for general investment purposes.

     Continental intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Continental may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Class A Common, Class B Common or Warrants or by disposing of all or a portion of its holdings of Class A Common, Class B Common or Warrants, subject to any applicable legal and contractual restrictions on its ability to do so.

     Continental has acquired its interests in the Class A Common, Class B Common and Warrants as a result of the assignment by AmWest Partners, L.P. ("AmWest") of certain rights granted to AmWest under the Third Revised Investment Agreement (the "Investment Agreement") between AmWest and America West Airlines, Inc., prior to its reorganization ("Old America West"), including AmWest's right to purchase Class A Common, Class B Common and the Warrants from the Company on the Effective Date.

     AmWest and Old America West entered into the Investment Agreement on April 21, 1994. Pursuant to the Investment Agreement, AmWest agreed, in connection with and as part of the Plan, to acquire certain voting securities, debt securities and warrants of the Company. In addition, pursuant to the Investment Agreement, the Company, AmWest, the Official Creditors' Committee and the Official Equity Committee agreed to appoint a new Board of Directors for the Company, to amend the charter and by-laws of the Company and to enter into certain other agreements described in Item 6 below. Following the successful completion of the transactions contemplated by the Investment Agreement on August 25, 1994 (including the assignment by AmWest of its rights under the Investment Agreement to certain parties, including Continental), certain affiliates of Continental, including TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II") (TPG, TPG Parallel and Air Partners II, collectively, the "TPG Parties") own a controlling interest in the Company. A copy of the Investment Agreement is filed as an exhibit hereto and incorporated herein by reference.

     Except as set forth herein, Continental does not have any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) At the date hereof, Continental has the sole power to vote and dispose of 325,505 shares of the Class A Common, 1,508,234 shares of the Class B Common, and 802,860 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share, subject to confirmation of such price by the Bankruptcy Court pursuant to a final order and to certain adjustments. The Class A Common held by Continental represents approximately 27.1% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The Class B Common held by Continental represents approximately 3.4% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The Warrants held by Continental represent approximately 7.7% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Continental represent approximately 5.2% of the 44,727,860 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Item 5(d) and 6, the TPG Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the TPG Parties together with each of GPA, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the other. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, GPA and Mesa is contained in separate Schedules 13D being filed by each of the TPG Parties, GPA and Mesa. As a group, such parties beneficially own 1,200,000 shares of the Class A
Common, 9,604,429 shares of the Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 21.9% of the 43,925,000 shares of Class B Common outstanding as of August 31, 1994, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,384,615 Warrants outstanding as of August 31, 1994, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 29.7% of the 48,822,538 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by Continental or to the best of its knowledge, any of the individuals identified in Item 2.

     (d) On August 25, 1994, the TPG Parties and Continental entered into a Priority Distribution Agreement (the "Priority Distribution Agreement"). The following is a brief description of the Priority Distribution Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Priority Distribution Agreement provides that the TPG Parties will share with Continental certain of the proceeds from their sale or disposition of the securities of the Company covered by such agreement (including certain shares of Class A Common and Class B Common), if such sharing of proceeds is necessary to ensure that Continental receives a specified rate of return on its investment in the securities of the Company. Pursuant to the Priority Distribution Agreement, the TPG Parties have also granted Continental a right of first refusal with regard to the sale by any of the TPG Parties of any of the securities covered by such agreement.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     On August 25, 1994, AmWest Genpar Inc., a Texas corporation ("AmWest Genpar"), Apcal, L.P., a Texas limited partnership ("Apcal"), and Mesa entered into an agreement (the "Termination Agreement"), pursuant to which AmWest was dissolved. Apcal and Mesa were limited partners of AmWest; AmWest Genpar was its general partner. The limited partners of Apcal included TPG and Continental, and TPG and Continental have agreed to and acknowledged certain provisions of the Termination Agreement and have (together with the other TPG Parties and Mesa) additionally entered into certain related assignment and assumption agreements with AmWest (copies of which agreements are attached as an exhibit hereto and incorporated herein by this reference). The following is a brief description of the Termination Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Termination Agreement provides that AmWest assign to each of AmWest Genpar, Apcal and Mesa its rights and obligations under the Investment Agreement to purchase from the Company on the Effective Date certain shares of Class A Common, Class B Common and Warrants and that each of AmWest Genpar and Apcal assign such rights and obligations to certain of their affiliates (including the TPG Parties and Continental) in accordance with certain agreements entered into between such affiliates and AmWest. The Termination Agreement further provides that each of AmWest Genpar, Apcal and Mesa (and each of their respective affiliates, including Continental, to which rights to acquire securities have been assigned) assume all obligations of AmWest under the Investment Agreement in connection with the purchase of such securities. As described below, the Termination Agreement also contains certain provisions concerning the assignment and assumption of certain rights of AmWest under the Stockholders' Agreement and the Registration Rights Agreement (each as defined below).

     Pursuant to the Termination Agreement, AmWest has assigned to TPG its right under the Stockholders' Agreement to designate certain directors of the Company and their replacements, if any, provided that for as long as Mesa owns securities representing at least 2% of the aggregate voting power of the outstanding voting equity securities of the Company, TPG has agreed with Mesa to cause one person identified by Mesa, who shall be reasonably acceptable to TPG, to be included among TPG's designated directors. In addition, each of the parties to the Termination Agreement and their respective partners and affiliates, including Continental, have agreed to assume certain of the obligations of AmWest under the Stockholders' Agreement concerning the voting and disposition of Class A Common and Class B Common and to be bound by the terms of the Stockholders' Agreement as they relate to such actions. The Termination Agreement also provides that AmWest assign to TPG certain of its rights under the Registration Rights Agreement (including the right to issue a notice of demand), subject to certain notice and consent requirements.

     On August 25, 1994, AmWest, the Company, Lehman Brothers Inc., a Delaware corporation ("Lehman"), Belmont Fund L.P., a Delaware limited partnership ("Belmont"), Fidelity Copernicus Fund, L.P., a Delaware limited partnership ("Copernicus"), and Belmont Capital Partners II, L.P., a Delaware limited partnership ("Belmont II"), entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The following is a brief description of the Registration Rights Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf registration statement with respect to the securities issued or issuable to each of the parties thereto and their respective affiliates and to maintain effective such shelf registration statement for a period of three years from the Effective Date (the "Shelf Period"). After the Shelf Period, AmWest (or its designated assignee, which is TPG) may provide the Company with a notice of demand to register under the Securities Act of 1933 such securities as are included in such notice of demand or otherwise includable pursuant to the Registration Rights Agreement, for disposition in accordance with the terms of such notice of demand. The Registration Rights

Agreement also provides that the parties (including Continental) may include securities held by them in any registration of equity securities by the Company (whether or not on its own behalf), pursuant to certain limitations on such inclusion in the event that the managing underwriter of any such registration informs the Company of its belief that the amount of securities requested to be included in such registration exceeds the amount which can be sold in an acceptable price range. The Registration Rights Agreement also provides that the Company shall undertake certain specified actions with regard to the registration and offering of any securities covered by the Registration Rights Agreement and, pay stated amounts of liquidated damages to holders of registrable securities in the event of the suspension or ineffectiveness of the shelf registration statement covering such securities.

     On August 25, 1994, AmWest, GPA, the Company and certain other parties entered into a Stockholders' Agreement (the "Stockholders' Agreement"). The following is a brief description of the Stockholders' Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The Stockholders' Agreement has a term of approximately three years, commencing on August 25, 1994 and ending on the date of the first annual meeting of the Company occurring after August 25, 1997. Pursuant to the Stockholders' Agreement, the parties have agreed that the Board of Directors of the Company shall consist of up to 15 members to be designated as follows: nine members to be designated by AmWest or its designated assignees (which assignee is TPG); three members to be designated by the Official Creditors' Committee, provided that each such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Official Equity Committee, provided that such member be reasonably acceptable to AmWest or its designated assignees; one member to be designated by the Board of Directors of Old America West, provided that such member be reasonably acceptable to AmWest or its designated assignees; and one member to be designated by GPA for so long as GPA shall own 2% of the voting equity securities of the Company, provided that such member be reasonably acceptable to AmWest or its designated assignees. The Board of Directors of the Company has been designated in accordance with these provisions of the Stockholders' Agreement. The parties to the Stockholders' Agreement, including Continental, have agreed to vote, or recommend the voting of, the shares of Class A Common and Class B Common held by each of them in a manner such that the provisions of the Stockholders' Agreement will be given effect during its term and in order that both the election and removal of directors will be consistent with its provisions.

     The Stockholders' Agreement also provides that, during its term, the affirmative vote of a majority of the voting power of the outstanding shares of each of the Class A Common and Class B Common entitled to vote (excluding any shares owned by AmWest or any of its affiliates (including Continental) but not, however, excluding shares owned, controlled or voted by Mesa or any of its transferees or affiliates that are not otherwise affiliates of AmWest) voting as a single class, shall be required to approve, adopt or authorize: (i) any merger or consolidation of the Company with or into AmWest or any affiliate of AmWest,
(ii) any sale,
lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company to AmWest or any affiliate of AmWest, (iii) any transaction as a result of which AmWest or any affiliate of AmWest will, as result of the issuance of voting securities of the Company (or securities convertible or exchangeable for such voting securities) acquire an increased percentage of the Company's voting securities, subject to certain exceptions and
(iv) any related series or combination of transactions having the same direct or indirect effect as any of the foregoing. In addition, the Stockholders' Agreement obligates AmWest, its partners and affiliates, including Continental, not to (a) sell or otherwise transfer any shares of Class A Common or Class B Common, if, after such transaction, the total number of shares of Class B Common beneficially owned by the transferor is less than twice the number of shares of Class A Common beneficially owned by the transferor (unless such transaction results in the sale or transfer of all of such party's Class A Common and Class B Common); and (b) sell or transfer, in a single transaction or related series of transactions, shares of Class A Common and Class B Common representing 51% or more of the combined voting power of all shares of Common Stock of the Company then outstanding without the consent of the Company, pursuant to an affirmative vote of not less than 75% of its directors and subject to certain enumerated exclusions (including, without limitation, transfers to affiliates and sales in connection with a public offering or tender offer for all shares of common stock and for the benefit of all holders of Class B Common on a pro rata basis at the same price and on the same economic terms).

     On August 25, 1994, AmWest and GPA entered into a Voting Agreement (the "GPA Voting Agreement"). The following is a brief description of the GPA Voting Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

     The GPA Voting Agreement provides that GPA shall vote for the nominees of AmWest or its designated assignee to the Company's Board of Directors and that AmWest (and its affiliates or assignees, including Continental, who receive Class A Common or Class B Common as a result of an assignment by AmWest, subject to certain enumerated exceptions) shall vote for GPA's nominees to the Company's Board of Directors, in each case, for so long as AmWest or its affiliates own 5% of the voting equity securities of the Company and GPA owns at least 2% of the voting equity securities of the Company or until August 25, 2004, whichever comes first. In addition, the GPA Voting Agreement provides that AmWest shall not transfer or assign any voting equity securities of the Company to Mesa, if after giving effect to any such transfer or assignment, Mesa shall hold 7% or more of the combined voting power of all such securities then outstanding.

     On August 25, 1994, Continental and the TPG Parties entered into a Priority Distribution Agreement, which is described in Item 5(d) above.

     There are no other contracts, understandings or agreements with respect to the securities of the Company between Continental and the other persons identified in Item 2 and any other parties.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Investment Agreement

Exhibit 2 -- Priority Distribution Agreement

Exhibit 3 -- Termination Agreement

Exhibit 4 -- Assignment and Assumption Agreements

Exhibit 5 -- Registration Rights Agreement

Exhibit 6 -- Stockholders' Agreement

Exhibit 7 -- GPA Voting Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  September 6, 1994


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Elizabeth A. Hessler
                                 -------------------------------------------
                              Name: Elizabeth A. Hessler
                              Title: Vice President and Corporate Secretary

        0174232.04
        099402/1329

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